News Release
Pembina and PETRONAS Enter Long-Term Agreement for Cedar LNG Capacity
CALGARY, ALBERTA, November 5, 2025 – Pembina Pipeline Corporation ("Pembina") (TSX: PPL; NYSE: PBA) and Petroliam Nasional Berhad ("PETRONAS") today announced the signing of a 20-year agreement (the "Agreement") for 1.0 million tonnes per annum ("mtpa") of Pembina's liquefaction capacity at the Cedar LNG facility ("Cedar LNG") by their subsidiaries.
The Agreement is a synthetic liquefaction service structure for 1.0 mtpa of capacity, under which Pembina will provide transportation and liquefaction capacity to PETRONAS LNG Ltd over a 20-year term. It enables PETRONAS to access an additional natural gas export outlet for its sizeable Canadian upstream investment, while providing Pembina with a stable long-term, take-or-pay revenue stream and the potential for value enhancement. The Agreement also demonstrates the shared commitment of both Pembina and PETRONAS to realize the long-term potential of Canadian LNG, supporting energy security and advancing the transition to cleaner fuels in Asia.
"PETRONAS is a global LNG industry leader and one of the largest gas producers in Canada. This agreement is an extension of our existing relationship with them and an important development in Pembina's ongoing expansion of its export business. This agreement further validates Cedar LNG and highlights the strong demand for global export capacity given the clear advantages of Canadian West Coast LNG, including competitively priced feedstock and advantaged shipping distances to Asian markets," said Stu Taylor, Pembina's Senior Vice President & Corporate Development Officer. "It also demonstrates Pembina's commitment to delivering growth and executing our strategy within the company's financial guardrails."
"This milestone reflects PETRONAS' long-standing commitment to our investment in Canada and our continued effort to fortify our global LNG supply portfolio. We welcome this partnership with Pembina and the Cedar LNG project, as it underscores PETRONAS' role as an integrated energy player and demonstrates our dedication to responsibly monetize our gas resources. This arrangement improves supply diversity and enhances reliability of supply for customers, while reinforcing our steadfast commitment to deliver reliable, lower-carbon energy solutions to meet Asia's growing energy needs," said Shamsairi M Ibrahim, Vice President of LNG Marketing and Trading, PETRONAS Gas and Maritime Business.
Pembina previously signed a 20-year take-or-pay liquefaction tolling service agreement for 1.5 mtpa of LNG to support the final investment decision on Cedar LNG in June 2024 and ultimately maintain key project timing and economic parameters, with the expectation of remarketing the capacity at a later stage. The Agreement with PETRONAS marks a significant first step in Pembina's remarketing efforts. Pembina expects to reach definitive agreements for the remaining 0.5 mtpa of capacity by the end of 2025.

The US$4 billion (gross) Cedar LNG project remains on time and on budget, with an expected in-service date in late 2028.
About Cedar LNG
Cedar LNG is a partnership between the Haisla Nation and Pembina Pipeline Corporation to develop a floating liquefied natural gas facility in Kitimat, British Columbia, Canada, within the traditional territory of the Haisla Nation. Strategically positioned to leverage Canada's abundant natural gas supply and BC's LNG infrastructure, the Cedar LNG facility will be powered by renewable electricity from BC Hydro, making it one of the lowest carbon intensity LNG facilities in the world. More information on Cedar LNG can be found at www.cedarlng.com.
About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 70 years. Pembina owns an extensive network of strategically located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.
About PETRONAS
As a global energy and solutions partner, PETRONAS is driven by its purpose to enrich lives for a sustainable future. With presence in over 100 countries, the group continues expanding its portfolios ranging from conventional and cleaner energy solutions to a diverse range of fuel, lubricants and petrochemical products. While ensuring sustainable practices across its operations, PETRONAS strives to ensure just and equitable outcomes in transitioning to a lower carbon future.

For further information:

Investor Relations (403) 231-3156 1-855-880-7404 investor-relations@pembina.com www.pembina.com	Media Relations (403) 691-7601 1-844-775-6397 media@pembina.com
Forward-Looking Statements and Information
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expect", "intend", "will", "shall", and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking statements pertaining to, without limitation, the following: expectations relating to the LNG Agreement, including the anticipated term, outcomes and benefits to Pembina, PETRONAS and Cedar LNG; statements regarding commercial discussions regarding the assignment of Pembina's remaining contracted capacity for Cedar LNG, including the timing thereof; and expectations about industry activities and development opportunities, including outlooks for future economic conditions and industry developments.
These forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, including: the availability and sources of capital, operating costs, ongoing utilization and future expansions; that any required commercial agreements can be reached and the terms on which they can be reached; that all required regulatory and environmental approvals can be obtained on acceptable terms and in a timely manner; prevailing regulatory, tax and environmental laws and regulations; and certain other assumptions in respect of Pembina's forward-looking statements detailed in Pembina's Annual Information Form for the year ended December 31, 2024 (the "AIF") and Management's Discussion and Analysis for the year ended December 31, 2024 (the "Annual MD&A"), which were each filed on SEDAR+ on February 27, 2025, in Pembina's Management's Discussion and Analysis for the three and six months ended June 30, 2025 (the "Interim MD&A"), which was filed on SEDAR+ on August 7, 2025, and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on key relationships, joint venture partners and agreements; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by contract counterparties; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, changes in regulatory processes or increased environmental regulation fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation rates, commodity prices, supply/demand trends and overall industry activity levels; constraints on, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North America and elsewhere, and public opinion; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophe; and certain other risks and uncertainties detailed in the AIF, Annual MD&A, Interim MD&A and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this news release are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.